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                            January 5, 2024

       Justin Stiefel
       Chief Executive Officer
       Heritage Distilling Holding Company, Inc.
       9668 Bujacich Road
       Gig Harbor, Washington 98332

                                                        Re: Heritage Distilling
Holding Company, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0001788230

       Dear Justin Stiefel:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2023

       Capitalization, page 49

   1.                                                   Please address the
following related to the capitalization table:
                                                            Double underline
the cash and cash equivalents amount to highlight that these amounts are not
included in total capitalization.
                                                            Include warrant
liabilities in the capitalization table.
                                                            Your disclosure on
page 46 indicates that you intend to use the proceeds from this offering in part
for the repayment of debt. Ensure that this repayment of debt is reflected in the
capitalization table with appropriate footnote disclosure.
       Dilution, page 50

   2.                                                   Please provide us with
your calculation for arriving at the following:
                                                            increase in pro
forma net tangible book value attributable to the conversion of
 Justin Stiefel
Heritage Distilling Holding Company, Inc.
January 5, 2024
Page 2
           convertible notes and proceeds from additional Whiskey Notes subsequent to
           September 30, 2023 through November 30, 2023 on a per share basis of $58.75.
             increase in pro forma net tangible book value per share attributable to new investors participating in this offering on a per share basis of $1.69
Notes to Condensed Consolidated Financial Statements, page F-7

3. In the notes to the financial statements, please revise to provide the following disclosures related to your investment in Flavor Bourbon LLC:
          Your ownership % in Flavor Bourbon LLC and whether you have a significant influence over this company.
          Any development related to the notification of capital call for all owners of Flavor
           Bourbon LLC, including your decision on whether you can and would participate in the capital call to maintain your current level of ownership.
Note 15. Subsequent Events, page F-28

4. Your disclosure contain herein indicates in October 2023, pursuant to the Subscription
      Exchange Agreement, the 2022 and 2023 convertible notes were converted into shares of common stock and prepaid warrants to purchase common stock. We further note that the agreement includes a true up provision in the event the eventual IPO price is higher or lower than the negotiated $7.50 per share. Please revise disclose the terms of the true up provision and the potential impact it could have on Capitalization and Dilution disclosures on page 48 and 50, respectively.
5. Additionally, please clarify for us whether the converted notes were reclassified from convertible notes to equity as it is unclear from your footnote on page F-29. Based upon your disclosures, it appears the 2022 and 2023 Convertible Notes were converted into additional shares of common stock and prepaid warrants; however, you also indicate under the terms of the subscription exchange agreement the reclassification is dependent upon the effectiveness of the company's IPO.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJustin Stiefel
                                                      Division of Corporation
Finance
Comapany NameHeritage Distilling Holding Company, Inc.
                                                      Office of Manufacturing
January 5, 2024 Page 2
cc:       M. Ali Panjwani, Esq.
FirstName LastName